Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014.

29 January 2019

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

Strategic Investment to Raise £8 million

Licence Agreement for the Greater China Area and certain South East Asian Countries

Proposed Grant of Warrants

Proposed non-executive director

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce that further to the announcements made by the Company on 20 December 2018 and 25 January 2019 (the “Prior Announcements”) regarding a potential investment and licence agreement with an Asian based strategic investor, the Company has entered into conditional agreements to raise approximately £8 million (before costs) by way of a subscription for new ordinary shares in the Company at a price of 3.85 pence per share (the “Issue Price”) (the “Proposed Subscription”). As detailed below, the Company also intends to raise further funds through a placing and open offer on the same terms as the Proposed Subscription at the Issue Price of 3.85 pence.

Conditional on completion of the Proposed Subscription, the Company has entered into a licence agreement for the development and commercialisation of the Group's pipeline of products in Greater China and certain South East Asian countries (“Licence Agreement”). Pursuant to the Licence Agreement, the licensees will be responsible for funding the development and commercialisation of the Group’s product in these territories and, subject to certain milestones being achieved, the Company will be eligible to receive regulatory and sales based milestone payments as well as royalty payments. Further terms of the Licence Agremeent are described below.

Pursuant to the Proposed Subscription, CMS Medical Venture Investment (HK) Limited (“CMS Venture”) and A&B (HK) Company Ltd (“A&B”) have each conditionally subscribed for 103,896,103 Units at the Issue Price, with each Unit being defined as one new ordinary share in the Company (“New Share”) and one warrant to subscribe for one New Share at an exercise price of 50 pence per warrant (“Warrant). The net proceeds of the Proposed Subscription after costs relating to both the Proposed Subscription and the Licence Agreement is expected to be approximately £7.4 million. Further details of the Proposed Subscription and the Licence Agreement (together “the Proposals”) are set out below.

CMS Venture is a wholly owned subsidiary of China Medical System Holdings Limited (“CMS”). CMS is a well-established, innovation-driven specialty pharma with a focus on sales and marketing in China. CMS is committed to offering competitive products and services to meet China's unmet medical needs with a strong and professional sales and marketing network as well as a promotion platform covering the whole Chinese market. CMS is listed on the Hong Kong Stock Exchange (HK:867) with a market capitalisation of approximately HK$18.40 billion (c. £1.797 billion) as at 28 January 2019. The CMS Group had revenues of RMB 5,348.8 million (c. £600.2 million) in 2017 and approximately 2,800 promotional staff. A&B is related to CMS by virtue of each of A&B and CMS having a common ultimate shareholder, Mr. Lam Kong.

The Proposals are conditional on, amongst other things, the Directors of the Company obtaining appropriate Shareholder authorities at a General Meeting and Admission (defined below). The terms of the Proposals also give rise to certain considerations under the Takeover Code as a result of the proposed issue of shares and warrants to CMS Venture and A&B (together the “Subscribers”). CMS, (including its subsidiary CMS Venture), A&B and Mr. Lam Kong together comprise a concert party (the “Concert Party”). In the absence of any other equity being raised, including any from the proposed placing and open offer, upon completion of the Subscription, the Concert Party would have an aggregate shareholding in the Company of approximately 77.3 per cent. of the enlarged Share Capital. The issue of the Warrants to the Subscribers would mean that, if exercised (and assuming no other new Ordinary Shares are issued prior to any such exercise), the Concert Party's aggregate shareholding would increase to up to 415,584,412 Ordinary Shares, representing up to 87.2 per cent. of the then further enlarged share capital of the Company. Accordingly, completion of the Subscription and the Licence Agreement is also conditional on a waiver of Rule 9 of the Takeover Code being permitted by the Takeover Panel, which would be subject to the approval by the independent shareholders of the Company of a waiver of any obligation of the Concert Party (or any of its members) to make a mandatory general offer to the Company’s shareholders under Rule 9 of the Takeover Code upon issue of the New Shares arising from the Subscription and upon exercise of the Warrants granted to the Subscribers (“Panel Waiver”).

It is proposed that the general meeting to approve the Panel Waiver and other resolutions in connection with the Proposed Subscription will occur around the week commencing 18 February and admission of the 207,792,206 New Shares to be issued upon completion to the Subscribers (“Subscriber Shares”) to trading on AIM (“Admission”) will occur shortly thereafter.

The Company intends to publish a circular setting out full details of the Panel Waiver, further information on the Concert Party and the Company together with notice of the general meeting (the “Circular”) as soon as possible.

In the event that shareholder approval for the resolutions described above is not forthcoming at a general meeting, neither the Subscription or the Licence Agreement will proceed and the Directors believe it is unlikely that the Company will be able to continue as a going concern. The Company currently only has sufficient working capital until approximately mid-March 2019.

Use of Proceeds and MTD201 study design

The proceeds of the Proposed Subscription will be used to provide working capital to the Group. In particular the proceeds will provide funding to allow the Group to continue to pursue further development of the Company’s lead product, MTD201 (Q-Octreotide), which uses the Company’s Q-Sphera sustained release platform to formulate a long-acting delivery of octreotide for the treatment of acromegaly and neuroendocrine tumours.

The leading product currently in the $2 billion octreotide market is Sandostatin® LAR® ("SLAR") from Novartis, and pursuant to the recent Phase I exploratory study conducted by the Company comparing bioequivalence between MTD201 and SLAR in healthy human volunteers which completed in August 2018, the Directors believe that MTD201 produces a safe and effective sustained delivery profile of octreotide, with further advantageous characteristics compared to SLAR, which the Directors believe supports the continued development of a long-acting octreotide product alternative to SLAR for treatment of these diseases.

In view of the distinct profile of MTD201 compared to SLAR, the Company recently sought guidance from the United States Food and Drug Administration (“FDA”) on the study design and regulatory route for MTD201 with regards to a pivotal trial. Taking into account the regulatory feedback on study design and commercial considerations, the pivotal trial for MTD201 is expected to be either a multi dose study in healthy volunteers or a study in patients. Based on external quotes received by the Company, the Directors believe costs for these types of studies could be in the region of approximately £5 million to £7 million (excluding the cost of MTD201 production) with regulatory marketing authorisation submissions currently planned for 2021 subject to successful commercial scale-up of MTD201 manufacturing. The Company is seeking further funding in the form of loans or grants to support the manufacturing scale-up costs of MTD201 which are expected to be approximately €15 million in aggregate.

The Company is focused on seeking the quickest, most efficient and potentially valuable route to market for MTD201. In view of this, in addition to continuing discussions with the FDA, the Company is seeking feedback on MTD201 trial design from the European Medicines Agency. The future trial design will be subject to the customary regulatory approvals and further announcements will be made in due course.

Whilst the Company is still targeting commencement of a pivotal trial for MTD201 in H2 2019, this remains subject to regulatory approvals. Shareholders should note that the proceeds of the Subscription alone (excluding any proceeds from the Proposed Placing and Open Offer) will not provide sufficient funding to enable the Company to complete a pivotal trial for MTD201 and may not be sufficient to provide meaningful interim data from the trial. In addition the net Subscription Proceeds will not be sufficient to fund the manufacturing scale-up costs of MTD201.

The net Subscription Proceeds, excluding any proceeds from the Proposed Placing and Open Offer, are expected to provide working capital for the Group until Q4 2019 (i.e. less than 12 months).

Any additional funds received through the Proposed Placing and Proposed Open Offer (described below) or potentially grant or loans received (subject to any restrictions) will extend this cash runway. The Group will also continue to explore opportunities for non-dilutive funding in the form of licences with regards to MTD201, MTX110 and the Company’s technology platforms Q-Sphera, MidaCore and MidaSolve.

Subject to funding, the Directors believe that the next 18 months will be key to unlocking the potential of Midatech’s technology platforms and product programmes. Clinical data is expected on three programmes: for carcinoid cancer and acromegaly, brain cancer, and the Group’s autoimmune diabetes vaccine.  Key expected news flow is as follows:

•	MTD201 for neuroendocrine tumours and acromegaly, based on the Company’s Q-Sphera technology:

o	Following completion of the first in-human Phase I study and receipt of FDA feedback, the Company is now in the position to select and finalise the follow-on study design which is planned to commence around mid 2019. Subject to a successful outcome of the trial and successful scale-up of manufacturing, the intention is to file an NDA in 2021;

o	Further to confirmation in January 2019 of a regional Basque government Gauzatu loan of €1.5m (subject to matched funding), the Company is in the process of applying to the Spanish Government for a loan to further support the Group’s manufacturing scale-up capabilities. If successful, it is expected that the loan will cover up to 75% of the manufacturing scale-up cost of approximately €15 million. The outcome of the loan application is expected to be known around end of H1 2019.

•	MTX110 for childhood brain cancer (DIPG) based on the Company’s MidaSolve technology:

o	Interim data and readout of the Phase I safety component of study is expected in 2019. This will also establish the recommended dose (RP2D) to be used in the follow-on Phase II efficacy component of the study programme, with the objective of assessing overall survival after 12 months. The Phase II component of the study is not covered by the net proceeds of the Subscription.

MTD201 and MTX110 are expected to be the priority focus of the Company for the next two years.

The focus of the Company is on the clinical programmes as outlined above. Pending further funding, the Company may progress a reduced pre-clinical research programme in its other pipeline programmes.

In addition, a further EU funded clinical consortium programme is evaluating MTX102 for diabetes, and the Company commenced a Phase I clinical study in 2016, with data expected H1 2019.

Proposed Placing and Proposed Open Offer

As described in the Prior Announcements, in addition to the Proposed Subscription, the Company will now seek to raise additional working capital from institutional shareholders at the Issue Price (“Proposed Placing”).

It is also intended that qualifying retail shareholders be able to participate in a fundraise alongside the Proposed Placing and Proposed Subscription by way of an open offer ("Proposed Open Offer") at the Issue Price.  All participants in the Proposed Subscription, Proposed Placing and Proposed Open Offer would be granted warrants over new ordinary shares at an exercise price of 50 pence per ordinary share.

Further announcements will be made in due course regarding the Proposed Placing and Proposed Open Offer. Details of the Proposed Placing and Proposed Offer, should they proceed, will be included in the Circular.

Proposed Licence Agreement

Under the Licence Agreement, entered into between the Company, CMS Bridging Limited (“CMS Bridging”), CMS Medical Hong Kong Limited (“CMS HK”) (both wholly owned subsidiaries of CMS and together the “Licensees”) and CMS, the Company has agreed to license to the Licensees the exclusive right to use its technology and its intellectual property rights and information and data related to the Company’s clinical and pre-clinical assets, (including MTD201, MTX110 (subject to receipt of consent from Novartis Pharma AG), MTX102, MTR103, MTD119 and other products and line extensions of the Company which the Company has decided will enter pre-clinical studies or clinical trials within three years of the date of the Licence Agreement (individually, a “Product,” and collectively, the “Products”)) in mainland China, Hong Kong, Macau and Taiwan (together “the Greater China Area”). Subject to confirmation by CMS Bridging and CMS HK once a regulatory approval is granted by the FDA, the EMA or by one of the regulatory authorities in one of the UK, France, Germany or Switzerland, the territories covered by the Licence Agreement may be extended to certain other countries in South East Asia selected by CMS (this territory, if applicable, along with the Greater China Area, the “CMS Territory”).

Pursuant to the Licence Agreement, the Group intends to manufacture and supply the licenced Products to the Licensees, who will be responsible for developing and commercialising these assets in the CMS Territory with a right to manufacture them if the Company cannot or does not wish to supply the Products to CMS or its licensees.

The Company will earn a manufacturing margin in the low double-digit percentage range in respect of the Products it supplies to CMS. In addition, the Company will be eligible to receive regulatory milestone payments for each Product (six to seven figure US Dollar amounts upon grant of applicable marketing authorizations in EU, the US, or the UK, France, Germany or Switzerland and China) and cumulative sales based milestone payments (in seven and potentially eight figure amounts). A low double digit royalty rate has been agreed for the Products with the exception of MTX110 which will attract a net single digit royalty to the Group to reflect that an additional royalty will be payable to Novartis for use of panobinostat, the active compound in MTX110. Milestone and royalty payments are not expected before 2021/2022.

The Board believes that this partnership with the Licensees has the potential to accelerate the development of the Company’s assets in the CMS Territory with a high quality, expert partner with demonstrable development and significant sales expertise, whilst permitting the Company to retain its focus on its main target markets in the US and the EU and potentially to service the rest of the world.

The Licence Agreement will come in effect on Admission and accordingly, the licence granted to the Licensees is conditional upon, inter alia, the Panel Waiver being approved by the independent Shareholders and completion of the Proposed Subscription.

Further, the Company has agreed to permit the Licensees to identify their own product and line extension targets in respect of which, if agreed by the Company, the Company will carry out initial development and will, for a technology transfer fee (the amount of which will be dependent on the circumstances), transfer the specific program know-how and data to enable such Licensees to continue to develop using the Company's platform technologies and then to manufacture and/or commercialise in the CMS Territory. The Company will receive a low single digit royalty on the net sales in the CMS Territory. The Licensee will own any intellectual property rights it creates and any data it collects during the development process and will license such rights and data to the Company for the purposes of manufacturing the products in question and also to commercialise the products outside the CMS Territory for which the Company will pay the Licensees a low double digit royalty.

The Proposed Subscription, Warrants, Lock-in, Relationship agreement

The Proposed Subscription comprises subscriptions of Units by A&B and CMS Venture at the Issue Price for in aggregate £8 million (£4 million each) through the issue of 207,792,206 New Shares (“Subscription Shares”) in aggregate and warrants over a further 207,792,206 New Shares. The Subscription Shares will represent approximately 340 per cent. of the existing ordinary shares in issue and 77.3 per cent. of the enlarged share capital (excluding the Proposed Placing and Proposed Open Offer or exercise of the Warrants).

As described above, completion of the Proposed Subscription is conditional on, inter alia, publication of a circular in connection with the Panel Waiver and shareholder approval.

When issued, the Subscription Shares will be fully paid and will rank pari passu in all respects with the existing ordinary shares, including the right to receive all dividends and other distributions declared, made or paid after the date of issue.

Each Warrant grants the right to subscribe for one New Share at 50 pence exercisable during the period from the date commencing six months after Admission and to the third anniversary of Admission. The Warrants will not be admitted to trading on AIM.

The Subscription Shares and Warrants that may be offered have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Subscription Shares and Warrants are being offered only to non-U.S. persons (as such term is defined in Regulation S under the Securities Act) in transactions outside the United States in reliance on Regulation S under the Securities Act.

Lock-in arrangements and relationship agreement

CMS Venture and A&B have each entered into lock-in and orderly market agreements with the Company and Panmure Gordon, pursuant to which the Subscribers have undertaken to the Company and Panmure Gordon (subject to certain limited exceptions including disposals by way of acceptance of a recommended takeover offer for the entire issued share capital of the Company), not to dispose of the Subscriber Shares held by them following Admission or any other securities in exchange for or convertible into, or substantially similar to, New Shares (or any interest in them or in respect of them) at any time prior to the twelve month anniversary of Admission.

Furthermore, the Subscribers have also undertaken to the Company and Panmure Gordon not to dispose of their New Shares for a further twelve months following the expiry of such period otherwise than through the Company’s broker (on a best execution only basis) with a view to maintaining an orderly market.

The Subscribers have entered into a relationship agreement with the Company to take effect on or around the date of Admission, pursuant to which all transactions and arrangements between the Company and the Concert Party members will be at arm's length and on normal commercial terms. Further details of the relationship agreement will be included in the Circular.

Proposed non-executive Director

Pursuant to the Subscription, A&B is entitled to nominate a non-executive director to the Board of the Company and a Board observer for so long as A&B shall hold in excess of 10 per cent. of the issued share capital of the Company. It is intended that Dr. Huaizheng Peng (a director of CMS Venture and the Chief Executive Officer of A&B) will be appointed as a non-executive director of the Company following completion of the Proposed Subscription.

Dr. Peng is General Manager of International Operations at CMS and director of CMS Venture. Dr. Peng joined CMS in 2011 as a General Manager of International Operations. His current responsibilities at CMS include pharmaceutical asset acquisition, product licensing, international business development, outbound investment and asset management. Prior to 2011, Dr. Peng previously served as a non-executive director of CMS for three years. Prior to joining CMS, Dr. Peng worked in London as a partner of Northland Bancorp, a private equity firm, and before that, as the head of life sciences and a director of corporate finance at Seymour Pierce, an investment bank and stockbroker. He also served as a non-executive director to China Medstar, a medical device company, while it was listed on AIM. Earlier in his career, Dr. Peng was a senior portfolio manager, specialising in global life science and Asian technology investment at Reabourne Technology Investment Management Limited.

Dr. Peng received his Bachelor's degree in medicine from Hunan Medical College (now Central South University Xiangya School of Medicine) in Changsha, Hunan Province, China and he subsequently obtained a Master's degree in medicine from Hunan Medical College. Dr. Peng was awarded his PhD in molecular pathology from University College London (UCL) Medical School, London UK, where he subsequently practiced as a clinical lecturer in the Department of Histopathology.

The following information is disclosed pursuant to Schedule Two paragraph (g) of the AIM Rules for Companies. Dr Huaizheng Peng, aged 55, is or has been a director / partner of the following companies / partnerships during the previous five years preceding the date of this announcement:

Current directorships	Past directorships
Neurelis	Faron Pharmaceuticals Oy
Destiny Pharma	NavaMedic
Blueberry Therapeutics Limited
Acticor Biopharma
Helius Medical Technologies

Cambridge United China Collaborations Limited
Subsidiaries of CMS: CMS Pharma Bridging Pharma Ltd (UK and CH) TopRidge Pharma (IE and HK) CMS Medical Venture Investments Limited

Dr Peng has no beneficial interest in the ordinary shares of the Company.

There is no further information required to be disclosed in respect of the above appointment pursuant to Rule 17 or Schedule 2 (g) of the AIM Rules for Companies.

- Ends -

For more information, please contact:

Midatech Pharma PLC

Craig Cook, CEO

+44 (0)1235 888300

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate finance: Freddy Crossley / Emma Earl

Corporate broking: James Stearns

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo~therapeutics or new immuno~therapeutics, using its three proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.
2.	MidaCore™ platform: our leading edge gold nanoparticle technology used for targeting sites of disease at the nanoscale ie. i). chemotherapy – improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii). immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells
3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements expressed or implied regarding our plans, goals, and milestones, our ability to successfully test, manufacture, produce or commercialise products for conditions using the nanoparticle, sustained release drug delivery or Nano Inclusion platforms, the ability for products in development to achieve positive clinical results, the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions and the associated costs of such studies, trials or submissions, the ability to complete a fundraise or the Licence Agreement on the terms outlined in this announcement or at all, the ability to obtain approval for such fundraise and Licence Agreement by the shareholders, the ability to realize benefits from the proposed Licence Agreement, the risk that markets do not evolve as anticipated, and other economic, business and/or competitive factors. The risks included are not exhaustive. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, we do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.